UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]
ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934
For the fiscal year ended December 31, 2019

OR

[

]
TRANSITION REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from

to

Commission file number 001-12019

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

QUAKER CHEMICAL CORPORATION

Retirement Savings Plan
Table

of Contents

Page
Number
Report of Independent Registered Public Accounting

Firm
1-2
Financial Statements
Statements of Net Assets Available

for Benefits
3
Statements of Changes in Net Assets Available

for Benefits
4
Notes to Financial Statements
5-9
Additional Information*
Schedule I – Schedule of Assets (Held at End of Year)
10

*

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and

Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Signature
11
Exhibits
Exhibit 23.1 – Consent of Independent Registered

Public Accounting Firm
Exhibit 23.2 – Consent of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting

Firm

To the Plan

Administrator and Plan Participants of

Quaker Chemical Corporation Retirement Savings Plan:

Opinion on the Financial Statements

We have audited

the accompanying statement of net assets available for benefits of the Quaker Chemical Corporation Retirement
Savings Plan (the "Plan") as of December 31, 2019, the

related statement of changes in net assets available for benefits for the year
then ended, and the related notes (collectively referred

to as the "financial statements"). In our opinion, the 2019 finan cial statements
present fairly,

in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net
assets available for benefits for the year then ended, in

conformity with accounting principles generally accepted in

the United States
of America.

Basis for Opinion

These financial statements are the responsibility of the

Plan's management. Our responsibility is to express an opinion on the Plan's
financial statements based on our audit. We

are a public accounting firm registered with the Public Company

Accounting Oversight
Board (United States) ("PCAOB") and are required to be

independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations

of the Securities and Exchange Commission and the PCAOB.

We conducted

our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial

statements are free of material misstatement, whether due

to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error
or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We

believe
that our audit provides a reasonable basis for our

opinion.

Other Matter – 2018 Financial Statements

The financial statements of the Plan as of December 31,

2018 were audited by another auditor who expressed

an unqualified opinion
on those statements on June 20, 2019.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of

Assets (Held at End of Year)

as of December 31, 2019 has been subjected to
audit procedures performed in conjunction with the

audit of the Plan’s financial

statements.

The supplemental information is the
responsibility of the Plan’s

management.

Our audit procedures included determining whether the

supplemental information reconciles
to the financial statements or the underlying accounting

and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

in the supplemental information.

In forming our opinion on the supplemental
information, we evaluated whether the supplemental information,

including its form and content, is presented in conformity

with the
Department of Labor’s Rules and Regulations

for Reporting and Disclosure under the Employee Retirement Income

Security Act of
1974.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served

as the Plan’s auditor since 2020.

/s/ Baker Tilly Virchow

Krause, LLP

Philadelphia, Pennsylvania
June 18, 2020

Report of Independent Registered Public Accounting

Firm

Plan Administrator and Plan Participants
Quaker Chemical Corporation Retirement Savings Plan
Conshohocken, Pennsylvania

Opinion on the Financial Statements

We have audited

the accompanying statement of net assets available for benefits of the Quaker Chemical Corporation Retirement
Savings Plan (the “Plan”) as of December 31, 2018, the

related statement of changes in net assets available for benefits for the year
then ended, and the related notes (collectively,

the “financial statements”). In our opinion, the financial statements present fairly, in all
material respects, the net assets available for benefits of

the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the

Plan’s management. Our responsibility

is to express an opinion on the Plan’s
financial statements based on our audit. We

are a public accounting firm registered with the Public Company

Accounting Oversight
Board (United States) (“PCAOB”) and are required to be

independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations

of the Securities and Exchange Commission and the PCAOB.

We conducted

our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial

statements are free of material misstatement, whether due

to error or fraud.
The Plan is not required to have, nor were we engaged

to perform, an audit of its internal control over financial reporting.

As part of
our audit we are required to obtain an understanding

of internal control over financial reporting but not for the purpose of expressing
an opinion on the effectiveness of the Plan’s

internal control over financial reporting. Accordingly,

we express no such opinion.

Our audit included performing procedures to assess the risk

of material misstatement of the financial statements, whether due to error
or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement

s. Our audit also included evaluating the accounting

principles used
and significant estimates made by the Plan’s

management, as well as evaluating the overall presentation of the financial statements.
We believe that

our audit provides a reasonable basis for our opinion.

We have served

as the Plan’s auditor from

2012 to 2019.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania
June 20, 2019

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS

PLAN

STATEMENTS

OF NET ASSETS AVAILABLE

FOR BENEFITS

As of December 31,

2019 2018
Assets
Investments, at fair value:
Registered investment companies $ 96,372,576 $ 82,967,513
Collective trust fund 14,053,213 13,976,759
Quaker Chemical Corporation Stock Fund 34,363,906 43,622,392
Participant-directed brokerage account 1,765,176 1,331,432
Total investments 146,554,871 141,898,096
Receivables:
Employer's contributions 172,704 163,476
Participant notes receivable 2,076,394 1,838,851
Total receivables 2,249,098 2,002,327
Net assets available for benefits $ 148,803,969 $ 143,900,423

The accompanying notes are an integral

part of the financial statements.

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS

PLAN

STATEMENTS

OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

For the Year

Ended
December 31,

2019 2018
Additions
Investment income:
Interest and dividend income $ 3,576,259 $ 4,286,197
Net appreciation (depreciation) in fair value of investments 14,683,064 (1,655,390)
Total investment

income
18,259,323 2,630,807
Interest income, participant notes receivable 103,644 83,678
Contributions:
Employer 3,230,980 3,162,787
Participant 5,090,433 5,344,961
Total contributions 8,321,413 8,507,748
Total additions 26,684,380 11,222,233
Deductions
Payment of benefits 21,780,834 9,207,245
Total deductions 21,780,834 9,207,245
Net increase

4,903,546 2,014,988
Net assets available for benefits:
Beginning of year 143,900,423 141,885,435
End of year $ 148,803,969 $ 143,900,423

The accompanying notes are an integral

part of the financial statements.

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Quaker Chemical

Corporation Retirement Savings Plan (the “Plan”) provides only general
information.

The Plan document provides

a complete description of the Plan’s

provisions.
General
The Plan is a defined contribution plan for certain U.S. employees of Quaker Chemical Corporation (the “Company”) and
participating employers

(AC Products, Inc. (“AC”), Epmar Corporation (“Epmar”),

Summit Lubricants, Inc. (“Summit”) and ECLI
Products, LLC (“ECLI”)).

The Plan is administered by the Retirement Savings Plan Committee

,

which is appointed by the
Company’s Board

of Directors, and is subject to the Employee Retirement Income

Security Act of 1974 (“ERISA”).

Employees of the Company and adopting affiliates

are eligible to participate in the Plan on their first day

of employment or as soon as
administratively practicable thereafter,

unless specified differently in any bargaining

unit agreement.

Plan Amendments
Effective January 1, 2019 pursuant to Ame

ndment No. 4 to the amendment and restatement of the Plan

dated January 1, 2016 (the
“2016 Restatement”), the Plan was amended to:

(i) comply with the final Department of Labor regulations

regarding disability claims
and appeals procedures; (ii) clarify certain provisions relating to the merger between the Company and G.W.

Smith & Sons and to
clarify that employees of ECLI are not eligible for certain

contributions under the Plan; and (iii) modify the definition of compensation to exclude moving expenses.
Effective January 1, 2020, the Plan was amended

and restated as the “Quaker Houghton Retirement Savings Plan”

(the “2020
Restatement”), merging the Houghton International

Inc. Tax Advantaged

Capital Accumulation Plan (the “Houghton Plan”) and the
Wallover Enterprises

Inc. Profit Sharing Plan and Trust (the

“Wallover Plan”)

into the Plan.

The 2020 Restatement changed the Plan
to: (i) incorporate amendments adopted after the 2016

Restatement; (ii) add Houghton International Inc. and Wallover

Oil Company,
Inc. as participating employers in the Plan; (iii) clarify

the definition of compensation; (iv) increase the deferral limitation from 50%
to 75% of compensation; (v) increase the automatic

enrollment percentage to 6% of compensation with automatic increases up to 10%
of compensation; (vi) permit hardship withdrawals for all vested amounts; (vii) permit qualified reservist distributions

and deemed
severance distributions; and (viii) increase involuntary

cash-outs to $5,000 or less (with automatic rollovers above

$1,000).

Effective March 1, 2020 pursuant to Amendment

No. 1 to the 2020 Restatement, the Plan was amended to

automatically enroll
eligible employees hired on or after March 1, 2020

as of the first pay date on or after the 30th day after their hire date.

Effective February 10, 2020 pursuant to Amendment

No. 2 to the 2020 Restatement, the Plan was amended to clarify eligibility for
nonelective contributions for certain collectively bargained employees.

Effective April 17, 2020 pursuant to Amendment

No. 3 to the 2020 Restatement, the Plan was amended to

permit matching
contributions and nonelective contributions to be

made in cash or in Company common stock, in the sole discretion of the Retirement
Savings Plan Committee.
Contributions
Participants may elect to contribute on a before-tax

and/or after-tax basis any whole percentage of their compensation as defined,

up to
50% (increased to 75% effective as of January

1, 2020),

during the year, not to exceed the

annual Internal Revenue Code (“IRC”)
limits.

At the discretion of the Retirement Savings Plan Committee

,

the Plan matches 50% of the first 6% of compensation

as defined
that is contributed to the Plan, with a maximum

matching contribution of 3% of compensation.

No changes were made to the
discretionary matching provision during 2019 or 2018.

In addition, the Plan provides for non-elective nondiscretionary contributions
on behalf of participants who have completed one year

of service equal to 3% of the eligible participant's compensation

,

as defined.
The Company’s Board

of Directors (and AC’s Board of

Directors with respect to AC participants) reserves the right to make future
discretionary non-elective contributions, which are allocated on the basis of eligible participants’ compensation, as defined.

Upon
completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of
the month coinciding with or following the date on

which the participant meets the one year of service requirement

.

Epmar, Summit
and ECLI participants are not eligible for discretionary

non-elective contributions.
Participants who are eligible to make contributions and

who have or will attain age 50 before the end of the Plan year are eligible to
make catch-up contributions in accordance with, and

subject to, the limitations of IRC Section 414(v).

No Company matching
contributions are made with respect to catch-up contributions.
There were no non-cash contributions made by the Company during the years ended December 31, 2019 and 2018.

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements - Continued

Participant Accounts
Each participant’s account

is credited or deducted with the participant’s

contribution and any applicable direct expenses and allocation of the Company’s contributions

and any Plan earnings and losses.

Allocations are based on participant earnings, accoun

t

balances, or
specific participation transactions, as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the
participant’s vested account

balance.
Participant Notes Receivable
Participants may borrow from their fund accounts (other

than amounts invested in the Company Stock Fund) an amount

limited to the
lesser of $50,000 or 50% of the participant’s

vested account balance.

The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending

institutions in the community (generally the prime rate), plus

1%.

The term of each
participant loan generally may not exceed five years except

for the purchase of principal residence loans.

Interest rates on outstanding
participant notes receivable at December 31, 2019 ranged

from 4.25% to 6.50%.

Principal and interest is paid ratably through periodic
payroll deductions.

Loan application fees and annual maintenance fees on all

outstanding loans are paid by the participant.
Additionally, pursuant

to the Coronavirus Aid, Relief and Economic Security Act (“CARES

Act”), participants that have an existing
loan from the Plan or take a new loan that has a first repayment date on or before December 31, 2020 may extend the period

for loan
repayments up to one year.
Payment of Benefits
Generally, upon

separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the
participant’s account.

In addition, a participant may elect to take an in-service distribution from their rollover account prior to
reaching age 59 ½, and from all accounts upon reaching

age 59 ½.

If a participant’s vested account

balance exceeds $1,000, the
participant may defer payment until April 1 following

the year the participant reaches age 70 ½ or following the year in which the
participant terminates employment, if later.

Effective January 1, 2020, pursuant to the Setting Every

Community Up for Retirement
Enhancement Act of 2019 (“SECURE Act”), the required

minimum distribution age was raised to 72 from 70 ½.

Additionally, pursuant

to the CARES Act, the Plan allows coronavirus-related penalty

-free distributions made to qualified individuals,
as defined in the CARES Act.

The maximum distribution is the lesser of the vested

portion of the participant's account balance in the
Plan or $100,000.
Hardship Withdrawals
Participants who are actively employed and who meet

certain requirements may take a hardship withdrawal from

their elective
contributions.

Participants who receive a hardship withdrawal will not be eligible to make contributions for six months following the
receipt of the hardship withdrawal.

Effective January 1, 2020, pursuant to

the SECURE Act, participants who receive a hardship
withdrawal are eligible to immediately make contributions

following the receipt of the hardship withdrawal.

Vesting
Upon entering the Plan, participants are fully vested in

Company matching contributions, Company discretionary non

-elective
contributions, Company nondiscretionary non-elective

contributions and employee deferrals plus actual earnings.
Plan Termination
Although it has not expressed any intent to do

so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF ACCOUNTING

POLICIES
Basis of Accounting
The Plan’s financial

statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity

with accounting principles generally accepted in the United States of

America
requires management to make estimates and assumptions that

affect the reported amounts of assets, liabilities, and

changes therein,
and disclosure of contingent assets and liabilities.

The most significant estimate is the determination

of the fair values of the Plan’s
investments.

Actual results could differ from those estimates.

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements - Continued

Administration of Plan Assets
The Plan’s assets are held

by a collective trust managed by an affiliate of

Vanguard

Fiduciary Trust Company (“VFTC”), which

acts
as the Trustee for Plan investments.

Certain administrative functions are performed by officers

or employees of the Company.

No
such officer or employee receives compensation

from the Plan.

Substantially all administrative expenses, including the Trustee’s

and
audit fees, are paid directly by the Company and

are therefore excluded from these financial statements.

Investment Valuation

and Income Recognition
The Plan’s investments are

recorded at fair value.

Fair value is the price that would be received to sell an

asset or paid to transfer a
liability in an orderly transaction between market participants at the measurement date.

Plan management determines the Plan’s
valuation policies utilizing information provided by the

Trustee.

Refer to Note 4 – Fair Value

Measures for further information.
Purchases and sales of investments are recorded on a trade-date basis.

Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold

during the year as well as unrealized gains and losses on

those held at year
end.

Interest income is accrued when earned.

Dividend income is recorded on the ex-dividend date.

Capital gain distributions are
included in dividend income.
Net investment returns reflect certain fees paid by

the investment funds, which include costs for portfolio management,

administrative
and other services as described in each fund’s

prospectus.

These fees are deducted by the investment funds prior to

allocation of the
Plan’s investment earnings

activity and are therefore not separately identified as Plan expenses.
Participant Notes Receivable
Notes receivable from participants are measured at

their unpaid principal balance plus any accrued but unpaid interest.

Interest
income is recorded on the accrual basis.

No allowance for credit losses was recorded as of December

31, 2019 or 2018.

Delinquent
notes receivable from participants are recorded as a benefit payment when the Plan Administrator deems the participant

note
receivable to be in default based on the terms of the Plan

document.

Payment of Benefits
Benefits are recorded when paid.
Recently Issued Accounting Standards
In February 2017, the Financial Accounting Standards

Board (“FASB”) issued ASU No.

2017-

06,
Plan Accounting: Defined Benefit
Pension Plans (Topic

960), Defined Contribution Pension Plans (Topic

962), Health and Welfare

Benefit Plans (Topic

965):
Employee Benefit Plan Master Trust

Reporting.

The amendments in this update require employee benefit

plans to report its interest in
a master trust and the change in the value of the interest

as separate line items on the statement of net assets available for benefits and
the statement of changes in net assets available for benefits,

respectively.

The update requires a plan to disclose the master trust’s
other assets and liabilities, as well as the dollar amount

of its interest in these balances.

In addition, the amendments in this update
remove the requirement to disclose the percentage interest

in the master trust for plans with divided interest and requires that a plan
disclose the dollar amount of its interest in the general types of investments held by the master trust.

The amendments in this update
are effective for fiscal years beginning after

December 15, 2018, and should be applied on a retrospective

basis for the periods
presented.

The Plan adopted the guidance in 2019 with no impact to its financial statements.

NOTE 3 – RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks such as interest rate, credit and overall market volatility.

Due to the risks associated
with investment securities, it is possible that changes in

the values of investment securities will occur in the near term and that such
changes could materially affect participants’ account

balances and the amounts reported in the statements of net assets available for
benefits.

The Plan therefore provides for investment options in various investment securities, which allows participants to diversify
their securities portfolios and mitigate these risks.
The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s

net assets:
December 31, 2019 December 31, 2018
Investments Balance % of Net assets Balance % of Net assets
Vanguard

500 Index Fund
$ 19,709,441 13% $ 17,432,090 12%
Quaker Chemical Corporation Common Stock Fund 34,363,906 23% 43,622,392 30%
Due the concentration of investments denoted above, in

addition to the level of risk associated with certain investments,

it is at least
reasonably possible that changes in the value of investments will occur in the near term and that such changes could

materially affect
participants’ account balances and the amounts reported in

the Statements of Net Assets Available

for Benefits.

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements - Continued

NOTE 4 – FAIR VALUE

MEASURES
The Plan applies the guidance of the FASB

regarding fair value measurements, which establishes a common definition for fair value.

Specifically, the guidance utilizes

a fair value

hierarchy

that prioritizes

the inputs

to valuation

techniques

used to measure

fair value

into
three broad

levels.

The following

is a brief

description

of those

three levels:
●

Level 1: Observable

inputs such

as quoted

prices (unadjusted)

in active

markets for

identical

assets or

liabilities.
●

Level 2: Inputs

other than

quoted prices

that are

observable

for the asset

or liability,

either directly

or indirectly.

These include
quoted prices

for similar

assets or

liabilities

in active

markets and

quoted prices

for identical

or similar

assets or

liabilities

in
markets that

are not active.
●

Level 3: Unobservable

inputs that

reflect the

reporting

entity’s own assumptions.
The following

is a description

of the valuation

methodologies

used for

the investments

measured at

fair value,

including

the general
classification

of such instruments

pursuant

to the valuation

hierarchy:
Registered Investment

Companies
The shares

of registered

investment

companies,

which represent

the Net Asset Value (“NAV”)

of shares

held by the

Plan, are

valued
based on quoted

market prices

on an exchange

in an active

market and

are classified

as Level

1 investments.

Common Stock

Fund
The common

stock fund

is comprised

of investments

in the Quaker

Chemical

Corporation

Stock Fund,

which is

composed

of shares

of
the Company

and uninvested

cash.

The shares

of the Company

are traded

on an exchange

in an active

market and

are classified

as a
Level 1 investment.
Participant-Directed

Brokerage Account

The participant-directed

brokerage

account is

mainly composed

of investments

in common

stock and

registered

investment

companies,
which are

valued based

on quoted

market prices

on an exchange

in an active

market and

are classified

as Level

1 investments.

Common/Collective

Trust
The Plan also invests in a common/collective trust,

the Vanguard

Retirement Savings Trust (the “Trust”),

a stable value fund that
invests in the Va

nguard Retirement Savings Master Trust

(“VRSMT”).

The VRSMT is composed of an investment in fully
benefit-responsive contracts that are issued by insurance

companies and commercial banks and in contracts that are

backed by
bond funds and trusts that are selected by Vanguard

Fiduciary Trust Employer,

the Trustee.

Contract value, as reported by
VRSMT, is the amount

participants would receive if they were to initiate a permitted transaction under the terms of the Plan, and also, represents contributions made under the contract,

plus earnings, less participant withdrawals.

Participants may ordinarily
direct the withdrawal or transfer of all or a portion

of their investment at contract value.

Certain events limit the Plan’s ability to
transact at contract value, including: 1) premature termination of the contracts by the Plan; 2) Plan termination; and 3)

bankruptcy
of the Plan sponsor.

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at
contract value with Plan participants are probable of occurring.

Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract

holder or failure of the underlying portfolio to conform to

pre-established
investment guidelines.

The Trust is valued at the NAV

of units held at year end.

The NAV,

as provided by the Trustee, is used as
a practical expedient to estimate fair value.

The NAV

($1 at each December 31, 2019 and 2018) is based on the fair value of the
underlying investments less any liabilities.

The practical expedient would not be used when it is determined to be probable that
the Trust will sell the investment for

an amount different than the reported NAV.

The Trust has a fair value of $14,053,213 and
$13,976,759 as of December 31, 2019 and 2018, respectively,

with no unfunded commitments, daily pricing frequency,

and daily
redemption notice periods.
The valuation methodologies described above may produce

fair value calculations that may not be indicative of net

realizable value or
reflective of future fair values.

Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with
other market participants, the use of different

methodologies or assumptions to determine the fair value of

certain financial
instruments could result in a different fair

value measurement at the reporting date.

There have been no significant changes in
methodologies used or transfers between levels during

the years ended December 31, 2019 and 2018.

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements - Continued

As of December 31, 2019 and 2018, the Plan’s

investments measured at fair value on a recurring basis were as follows:
Fair Value

Measurements at December 31, 2019
Total
Using Fair Value

Hierarchy
Investments Fair Value Level 1 Level 2 Level 3
Registered investment companies $ 96,372,576 $ 96,372,576 $ — $ —
Common stock fund 34,363,906 34,363,906 — —
Participant-directed brokerage accounts 1,765,176 1,765,176 — —
Total investments

in fair value hierarchy
$ 132,501,658 $ 132,501,658 $ — $ —
Common/collective trust measured at NAV

*
14,053,213
Total investments $ 146,554,871 $ 132,501,658 $ — $ —
Fair Value

Measurements at December 31, 2018
Total
Using Fair Value

Hierarchy
Investments Fair Value Level 1 Level 2 Level 3
Registered investment companies $ 82,967,513 $ 82,967,513 $ — $ —
Common stock fund 43,622,392 43,622,392 — —
Participant-directed brokerage accounts 1,331,432 1,331,432 — —
Total investments

in fair value hierarchy
$ 127,921,337 $ 127,921,337 $ — $ —
Common/collective trust measured at NAV

*
13,976,759
Total investments $ 141,898,096 $ 127,921,337 $ — $ —
* Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy.

The fair value
amounts presented in these tables are intended to permit reconciliation of the fair value hierarchies to the line items presented in the statements of net assets available
for benefits.
NOTE 5 – RELATED

PARTY

AND PARTY

-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a collective

trust managed by an affiliate of VFTC, which acts

as the Trustee for Plan
investments.

In addition, shares of Company common stock included

in the Quaker Chemical Corporation Stock Fund are offered

as an investment
to Plan participants. As of December 31, 2019 and

2018, the Plan held 208,874 and 245,470 shares of common

stock of Quaker
Chemical Corporation, respectively,

with a fair value of $34,363,906 and $43,622

,392. Total sales at market value

related to the
Quaker Chemical Corporation Stock Fund for the year

ended December 31, 2019 was $14,730,685.

Total contributions into

the
Quaker Chemical Corporation Stock Fund for the year

ended December 31, 2019 was $611,288.

Transactions in such investments
qualify as party-in-interest transactions and are exempt

from the prohibited transaction rules.

Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction

rules.
NOTE 6 – TAX STATUS
The IRS informed the Company by letter dated November

15, 2017 that the Plan is qualified under IRC Section 401(a).

The Plan has
since been amended,

however, the Plan administrator continues

to believe the Plan is currently designed and being operated in
compliance with the applicable requirements of the

IRC.

The Plan administrator has not identified any uncertain

tax positions which
would require adjustment to or disclosure in the Plan’s

financial statements.

The IRS has the ability to examine the Plan’s

tax return
filings for all open tax years, which generally relate to

the three prior years; however, there are

currently no audits for any tax periods
in progress.

The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.
NOTE 7 – SUBSEQUENT EVENTS
The Company and the Plan have evaluated subsequent

events through the date that these financial statements were available to be
issued, and there were no subsequent events which would

require an adjustment or additional disclosures to the financial statements.

Schedule I
Quaker Chemical Corporation
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2019

Quaker Chemical Corporation Retirement Savings Plan, EIN 23

-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV,

Line 4 (i):

(a)
(b) Identity of issue, borrower,

lessor, or

similar party
(c) Description of investment
including maturity date, rate of
interest, collateral, par,

or
maturity value
(e) Current
Value

Columbia Small Cap Growth Fund, Inc Registered Investment Company $ 5,673,213
*
Vanguard

500 Index Fund Investor Shares
Registered Investment Company 19,709,441
*
Vanguard

Balanced Index Fund Investor Shares
Registered Investment Company 3,750,774
*
Vanguard

Extended Market Index Fund Investor Shares
Registered Investment Company 4,887,719
*
Vanguard

Federal Money Market Fund
Registered Investment Company 155,483
*
Vanguard

International Growth Fund Investor Shares
Registered Investment Company 4,979,087
*
Vanguard

Target

Retirement 2015 Fund
Registered Investment Company 1,183,974
*
Vanguard

Target

Retirement 2020 Fund
Registered Investment Company 5,483,289
*
Vanguard

Target

Retirement 2025 Fund
Registered Investment Company 8,658,762
*
Vanguard

Target

Retirement 2030 Fund
Registered Investment Company 6,603,206
*
Vanguard

Target

Retirement 2035 Fund
Registered Investment Company 4,192,292
*
Vanguard

Target

Retirement 2040 Fund
Registered Investment Company 3,846,919
*
Vanguard

Target

Retirement 2045 Fund
Registered Investment Company 2,184,620
*
Vanguard

Target

Retirement 2050 Fund
Registered Investment Company 1,919,949
*
Vanguard

Target

Retirement 2055 Fund
Registered Investment Company 1,949,365
*
Vanguard

Target

Retirement 2060 Fund
Registered Investment Company 399,475
*
Vanguard

Target

Retirement 2065 Fund
Registered Investment Company 931
*
Vanguard

Target

Retirement Income
Registered Investment Company 2,304,924
*
Vanguard

Total Bond Market

Index Fund Investor Shares
Registered Investment Company 7,620,975
*
Vanguard

Total International

Bond Index Fund Investor Shares
Registered Investment Company 338,844
*
Vanguard

U.S. Growth Fund Investor Shares
Registered Investment Company 6,473,126
*
Vanguard

Windsor II Fund Investor Shares
Registered Investment Company 4,056,208
*
Vanguard

Brokerage Option
Self-Directed Brokerage Accounts 1,765,176
*
Vanguard

Retirement Savings Trust
Common/Collective Trust 14,053,213
*# Quaker Chemical Corporation Common Stock Fund 34,363,906
* Participant notes receivable (4.25% to 6.50%) 2,076,394
$ 148,631,265

*

Party-in-Interest
#

Related party

(d)

Column (d) is omitted as cost is not required for participant directed investments

Pursuant to the requirements of the Securities Exchange

Act of 1934, the trustees (or other persons who administer the employee
benefit plan) have duly caused this annual report to

be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan
June 18, 2020

By:

/s/ Mary Dean Hall

Mary Dean Hall, Senior Vi

ce President, Chief Financial Officer
and Treasurer